UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

  09 April 2020

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo PLC – Trading update – Impact of COVID-19 outbreak
Dated 09 April 2020

 Trading update - Impact of COVID-19 outbreak

On 26 February 2020, we updated on the impact of COVID-19 in Greater China, certain other Asia Pacific markets and Travel Retail, mainly in the Asia Pacific region. We are now providing additional information due to the spread of COVID-19 to most of our other markets. Widespread containment actions put in place by governments across the globe in March, including the closure of bars and restaurants, are having a significant impact on the performance of our business.

Our people and our stakeholders

The safety of our people remains our highest priority. We have stringent safety protocols across all sites, including heightened sanitation measures and restrictions on movement to and from our sites and all employees who can work from home are doing so.

We are working closely with our suppliers and customers to minimise business disruption. We are donating alcohol to make more than eight million bottles of sanitiser for frontline healthcare workers around the world, while providing support packages for bartenders and others impacted by COVID-19 related closures. We will continue to actively help our industry and communities.

Current trading environment

Social distancing measures, including the closure of the on-trade channels, have been introduced in most of our markets. We are tracking changes in consumer behaviour during this time and adjusting our plans and resources in response.

In mainland China, we are beginning to see a very slow return of on-trade consumption, as restaurants and bars have started to gradually re-open. The significant impact on global Travel Retail, referred to in our 26 February update, has extended beyond Asia Pacific into other markets in March due to a steep drop in passenger numbers, as well as new travel restrictions imposed by many countries.

In North America, where the on-trade channel accounts for approximately 20% of US Spirits' net sales, most States closed bars and restaurants in March. In Europe, there have been significant closures of on-trade premises in most countries. This channel accounts for approximately 50% of Europe net sales, although the size of the on-trade channel varies significantly between individual countries. In both of these regions, we have seen some pick-up in the off-trade channel (retail stores) in recent weeks, although it is unclear whether this will be sustained.

In India, a nationwide lockdown has closed the on and off-trade channels, as well as production facilities across most industries, including United Spirits' supply operations, for an initial period of three weeks until 14 April 2020.

In our main markets in Africa, the on-trade channels have also been impacted, and we have closed two of our production sites in Nigeria. South Africa has imposed a nationwide lockdown for an initial period of three weeks until 16 April 2020. Governments have also placed restrictions on the on-trade in a number of countries in Latin America and the Caribbean.

Cost mitigation and cash management

In the short term, we are reducing discretionary expenditure and reallocating resources across the group. As part of these mitigation measures, we are stopping A&P spend that will not be effective in the current environment. We are also tightly managing working capital and deferring discretionary capital expenditure projects. We are providing an appropriate level of support to our key suppliers and customers to ensure we are strongly positioned for a recovery in consumer demand.

Financial guidance

Given the global nature of the COVID-19 pandemic, and the uncertainty around the severity and duration of the impact across multiple markets, we are not in a position to accurately assess the impact of this on our future financial performance. We are therefore withdrawing our guidance on group organic net sales growth and organic operating profit growth for fiscal 2020.

Balance sheet and liquidity

We have a strong balance sheet and at 31 December 2019, our adjusted net debt to EBITDA ratio was 2.8 times. There are no financial covenants attached to our outstanding short or long-term debt.

We are taking actions to ensure we maintain good liquidity including, as previously announced on 24 March 2020, completing the issuance of new euro and sterling bonds totalling approximately £1.9 billion. We also have available the committed bank facilities of £2.8 billion, which are subject to a single financial covenant of a minimum of two times interest cover.[1]

Returns to shareholders

On 30 January 2020, we announced an interim dividend of 27.41 pence per share to be paid to holders of ordinary shares and ADRs on the register as of 28 February 2020. The ex-dividend date was 27 February 2020 and the interim dividend will be paid to ordinary shareholders as scheduled on 9 April 2020 and to US ADR holders on 14 April 2020.

On 25 July 2019, the Board approved a return of capital programme with up to £4.5 billion to be returned to shareholders over the three-year period to 30 June 2022. Under the first phase of the programme, which ended on 31 January 2020, we returned £1.25 billion via share buybacks. We have not initiated the next phase of the three-year programme and we will not do so during the remainder of fiscal 2020.

Ivan Menezes, Chief Executive, said:
"During this challenging time, our top priority is to safeguard the health and well-being of our people, while taking necessary action to protect our business. I am confident in Diageo's long-term strategy and our ability to move quickly in this difficult environment. We will continue to execute with discipline and invest prudently to ensure we are strongly positioned for a recovery in consumer demand. I am proud of the resilience and commitment of our people as they work hard to support our partners, customers and communities."

For further information please contact:

Investor relations:
Vinod Rao                                                                           +44 (0) 7834 805 733
Andy Ryan                                                                          +44 (0) 7803 854 842
Lucinda Baker                                                                    +44 (0) 7974 375 550

Media relations:
Dominic Redfearn                                                              +44 (0) 7971 977 759
Jessica Rouleau                                                                  +44 (0) 7925 642 561
                                                                                             press@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

Celebrating life, every day, everywhere

Cautionary statement concerning forward-looking statements
This document contains 'forward-looking' statements.  These statements can be identified by the fact that they do not relate only to historical or current facts.  In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.  Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made.  Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

An explanation of non-GAAP measures, including organic movements, is set out on page 49 of Diageo's interim results for the six months ended 31 December 2019 published on 30 January 2020.

Diageo plc LEI: 213800ZVIELEA55JMJ32

[1] Defined as the ratio of operating profit before exceptional items, aggregated with share of after tax results of associates and joint ventures, to net interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 09 April 2020

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary